

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

September 21, 2009

Mr. Vince Vellardita, Chief Executive Officer
Triangle Alternative Network, Inc.
2113A Gulf Blvd
Indian Rocks Beach, FL 33785

> **RE: Triangle Alternative Network, Inc.**
> **Form 8-K/A filed on September 18, 2009**
> **File no. 333-152376**

Dear Mr. Vellardita:

We have completed our review of the above filing and do not, at this time, have any further comments.

Sincerely,

Terry French
Accountant Branch Chief